UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE

PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File Nos. 333-232256 and 333-167860.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title

99.1	Second Amendment to the Amended and Restated Limited Partnership Agreement dated February 16, 2018 of Brookfield Infrastructure L.P., effective as of November 30, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.,
by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

Date: November 19, 2019	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary